Exhibit 5.1

Opinion of Cahill Gordon & Reindel LLP

May 30, 2008
ANADIGICS, Inc.
141 Mt. Bethel Road
Warren, New Jersey  07059

Ladies and Gentlemen:

We have acted as counsel to ANADIGICS, Inc., a Delaware corporation (the “Company”), in connection with the preparation of a Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to (i) up to 6,100,000 shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Company reserved for issuance under the Company’s Amended and Restated 2005 Long-Term Incentive and Share Award Plan (the “2005 Plan”) and (ii) up to 1,500,000 shares of Common Stock of the Company reserved for issuance under the Company’s Amended and Restated Employee Stock Purchase Plan (the “ESPP”).

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

We wish to advise you that in our opinion the shares of Common Stock covered by the aforesaid Registration Statement, when issued pursuant to the 2005 Plan or the ESPP (assuming that the exercise price with respect to options will in every case be not less than the par value of such shares), will be legally issued, fully paid and nonassessable and no personal liability will be attached to the ownership thereof.

In rendering this opinion we express no opinion as to the laws of any jurisdiction other than the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the aforesaid Registration Statement.

Very truly yours,

/s/ Cahill Gordon & Reindel LLP